SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: May 29, 2002

AMATEK INDUSTRIES PTY. LIMITED

ACN 081 870 653
(Registrant's Name)

6-8 Thomas Street,
Chatswood, New South Wales 2067
Australia
(Registrant's Address)

Commission File Number 0-10502

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Amatek Group

6 Thomas Street,
Chatswood, N.S.W. 2067
P.O. Box 295, Chatswood 2057
Telephone: +61 2 9928 3500
Facsimile: +61 2 9928 3539

May 29, 2002

Amatek Sells US Pipe Manufacturer for US$135 million

Amatek Industries Pty Limited announced today that is has sold its interest in Choctaw Inc ("Choctaw") to Hanson PLC for a total price of US$135 million.

Choctaw is a leading concrete and steel pipe and precast concrete drainage products manufacturer in the South-Central states of the US with operations in Tennessee, Mississippi, Louisiana, Alabama and Arkansas. Choctaw is headquartered in Memphis.

Commenting on the sale, Dr John Nolan, Chief Executive of Amatek, said "Choctaw is a high quality business that has developed under Amatek's ownership through a number of acquisitions and new investment in a number of its facilities. We believe that Choctaw will now make an excellent fit with, and will complement, Hanson's concrete pipe operations in the US."

Enquiries: Dr John Nolan
Amatek Group
+61 2 9928 3530

Amatek Industries Pty Limited

AMATEK INDUSTRIES PTY LIMITED

By: [signature]

Name: R. E. Luke

Title: Director

Date: 29 May 2002